Exhibit 1.01

Tennant Company

Conflict Minerals Report

For The Year Ended December 31, 2017

1. Introduction

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG and whether or not they fund armed conflict.

Company Overview

This report has been prepared by management of Tennant Company, a Minnesota corporation (herein referred to as “Tennant,” the “Company,” “we,” “us” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Tennant is a leader in designing, manufacturing and marketing solutions that empower customers to achieve quality cleaning performance, reduce their environmental impact and help create a cleaner, safer, healthier world. Tennant is committed to creating and commercializing breakthrough, sustainable cleaning innovations to enhance its broad suite of products, including floor maintenance and outdoor cleaning equipment, chemical-free and other sustainable cleaning technologies, aftermarket parts and consumables, equipment maintenance and repair service, and specialty surface coatings.

Our suite of offerings are marketed and sold under several brands, including Tennant®, Nobles®, Alfa Uma Empresa Tennant™, IPC and Orbio®. The Orbio brand of products and solutions were created to focus on expanding the opportunities for a category of sustainable On-Site Generation (OSG) technologies that create and dispense effective cleaning and antimicrobial solutions on site, such as ec-H2O™, Orbio 5000-Sc and Orbio os3.

Because of our size, the complexity of our products and the dynamic depth and breadth of our supply chain, it is difficult to identify companies upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives, as described below.

In accordance with The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”) and the Rule, this report is available on our website http://investors.tennantco.com/reports/sec-filings/default.aspx.

Company Management Systems

a.	Conflict Minerals Policy

We have a Conflict Minerals Policy located in the Sustainability section of our public website
http://www.tennantco.com/am-en/Pages/Company/sustainability.aspx.

b.	Internal Team

Tennant has established a management system for 3TG. Our management system includes an Oversight Committee sponsored by the General Counsel, as well as management-level representatives. This group meets as needed to gauge progress, approve extraordinary spending and to coordinate communication to the Audit Committee of our Board of Directors. Additionally, a Core Team consisting of subject matter experts, as required, from engineering, global sourcing, product regulatory, corporate communications, legal and risk management meets as needed to actually execute our Conflict Minerals Program. The Core Team is led by the Product Regulatory Department, which is part of the Legal Department.

c.	Control Systems

We initiated a Conflict Minerals Task Force in the Twin Cities (Minneapolis-St. Paul) for the purpose of aligning our approach and establishing best practices with other reputable firms in scope of Section 1502 of the Dodd-Frank Act. There are now 17 member companies, and the group meets as needed to discuss approaches and tools for compliance.

Additionally, we are a member of the Responsible Minerals Initiative, and, as a result, we have up-to-date information and access to developments in the following industry-wide initiatives: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (EICC-GeSI); the ITRI Tin Supply Chain Initiative (iTSCi); and the Public Private Alliance for Responsible Minerals Trade (PPA).

Controls include, but are not limited to, our Supplier Core Expectations, which outline expected behaviors for our supply chain partners, and our Corporate Sustainability Report, which establishes our position on several key metrics in this area.

d.	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have updated language in our contracts with suppliers such that the conflict minerals disclosure, is an up-front expectation to our suppliers. We also vetted all our first-tier supplier contact information for the RCOI. This has resulted in a more streamlined automation of the RCOI process. Our RCOI process is described in more detail in section 2 below.

Grievance Mechanism

We have an Ethics Hotline whereby employees and suppliers can anonymously report violations of our policies.

Maintain Records

Tennant has a document retention schedule, and the records generated as a result of the Conflict Minerals Program will adhere to applicable standards.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. As described above, we participate in, or have direct visibility to the several industry-wide initiatives to disclose upstream companies in the supply chain.

Tennant participated in an on-site RMI pre-audit of a gold smelter in Sao Paulo, Brazil. This smelter was certified Conflict Free.

Report on Supply Chain Due Diligence

We prepared this Conflict Minerals Report as Exhibit 1.01 to our Form SD.

2. Reasonable Country of Origin Inquiry

Supply Chain

Tennant has significant supply bases in the Americas, Europe and Asia Pacific. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. As we enter into new contracts, or our contracts renew, we’ve added a clause to require suppliers to provide information about the source of 3TG and smelters. It may take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with selected suppliers to ensure they provide the 3TG sourcing information until the contracts can be amended.

Identify and Assess Risk in the Supply Chain

Tennant spent considerable time in 2013 creating a robust and sustainable process for the 3TG inquiries and subsequent due diligence. Foundational elements included:

•	Developing ownership, process steps and inquiry strategy for the RCOI;

•	Communicating to suppliers directly and via updated company policies; and

•	Providing conflict minerals training to selected suppliers.

In 2013, we conducted a risk assessment of our supply chain to determine which material groups were likely candidates to contain at least one of the 3TG. Since 2013 we have continued to refresh the list of suppliers via on-going dialogue with our Global Supply group. From these assessments, the core team began focusing its program on the supplier subset identified (“first-tier”) and surveyed those suppliers.

Request for Information

For reporting year 2017, we used the Industry Standard Conflict Minerals Reporting Template (CMRT) developed by the Electronic Industry Citizenship Coalition (EICC®) and the Global e-Sustainability Initiative (GeSI) for our RCOI. Using the CMRT and Microsoft Office, we surveyed direct suppliers representing in excess of 90% of our total number of direct suppliers.

Survey Responses

We reviewed the responses we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses, as well as inconsistencies within the data reported. We contacted selected direct suppliers on responses that we identified as incomplete, nonsensical or potentially untrustworthy and requested additional clarifying information.

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